SHANGRI-LA ASIA LIMITE[redacted]

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

06012423

6 April 2006

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 4 April 2006 as published in the South China Morning Post in Hong Kong on 6 April 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

PROCESSED
APR 1 1 2006
THOMSON
FINANCIAL

4/11

c.c. J P Morgan
- Mr Bric Luk

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

2005 FINAL RESULTS ANNOUNCEMENT

The Directors of Shangri-La Asia Limited (the "Company") are pleased to announce the audited results of the Company and its subsidiaries (the "Group"), and associated companies for the year ended 31 December 2005. These results have been audited by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and reviewed by the Audit Committee of the Board of Directors.

The HKICPA has undertaken to converge by 1 January 2005 all Hong Kong Financial Reporting Standards ("HKFRS") with International Financial Reporting Standards issued by the International Accounting Standards Board. The audited consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with HKFRS issued by the HKICPA. The effect of adopting the new accounting policies is set out in the notes to the financial statements and the financial statements for year 2004 included in this announcement have been restated.

The consolidated profit attributable to equity holders of the Company for the year ended 31 December 2005 increased to US$151.0 million (US6.14 cents per share) from US$113.5 million (US4.85 cents per share) in last year.

The consolidated net asset value (total equity) increased to US$2,630.2 million (US$1.04 per share) as at 31 December 2005 from US$2,165.4 million (US$0.90 per share) as at 31 December 2004 and the Group's net borrowings (total of bank loans, overdrafts and convertible bonds less cash and cash equivalents) to total equity ratio reduced to 33.0% as at 31 December 2005 from 40.2% as at 31 December 2004.

The Directors have recommended a final dividend of **HK10 cents** per share for 2005 (2004: HK10 cents per share) payable to shareholders whose names appear on the Registers of Members of the Company on Wednesday, 24 May 2006. With the interim dividend of HK10 cents per share (2004: HK9 cents) paid in October 2005, the total dividend for 2005 is HK20 cents per share (2004: HK19 cents).

Subject to shareholders' approval of the payment of the final dividend at the forthcoming Annual General Meeting of the Company, the proposed final dividend is expected to be paid on Friday, 2 June 2006.

AUDITED CONSOLIDATED BALANCE SHEET
(All amounts in US dollar thousands)

	Note	As at 31 December 2005	2004 Restated
ASSETS			
Non-current assets			
Property, plant and equipment		**2,155,403**	1,986,414
Investment properties		**353,159**	407,291
Leasehold land and land use rights		**375,143**	379,516
Intangible assets		**86,692**	(109,047)
Interest in associates		**790,466**	626,434
Deferred income tax assets		**5,179**	5,995
Available-for-sale financial assets		**1,422**	1,570
Other receivables		**3,522**	4,818
		3,770,986	3,302,991
Current assets			
Inventories		**20,711**	18,926
Accounts receivables, prepayments and deposits	*5*	**131,162**	75,510
Due from associates		**26,364**	84,901
Due from minority shareholders		**–**	13,873
Financial assets held for trading		**37,770**	37,066
Cash and cash equivalents		**276,074**	186,874
		492,081	417,150
Total assets		**4,263,067**	3,720,141
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	*6*	**1,181,117**	1,029,599
Other reserves		**940,569**	948,550
Retained earnings			
– Proposed final dividend	*12*	**32,639**	30,861
– Others		**226,712**	(31,285)
		2,381,037	1,977,725
Minority interests		**249,177**	187,719
Total equity		**2,630,214**	2,165,444

LIABILITIES			
Non-current liabilities			
Bank loans		**931,209**	768,509
Convertible bonds		**59,166**	184,173
Derivative financial instruments		**1,299**	-
Due to minority shareholders		**20,539**	92,485
Deferred income tax liabilities		**202,225**	189,536
		1,214,438	1,234,703
Current liabilities			
Accounts payable and accruals	*7*	**231,796**	195,431
Due to minority shareholders		**18,557**	11,918
Current income tax liabilities		**15,186**	8,700
Bank loans and overdrafts		**152,644**	103,945
Derivative financial instruments		**232**	–
		418,415	319,994
Total liabilities		**1,632,853**	1,554,697
Total equity and liabilities		**4,263,067**	3,720,141
Net current assets		**73,666**	97,156
Total assets less current liabilities		**3,844,652**	3,400,147

AUDITED CONSOLIDATED INCOME STATEMENT
(All amounts in US dollar thousands)

	Note	Year ended 31 December 2005	2004 Restated
Sales	4	**842,003**	725,523
Cost of goods sold	8	**(345,616)**	(308,510)
Gross profit		**496,387**	417,013
Other gains - net	9	**44,743**	26,026
Marketing costs	8	**(34,575)**	(31,523)
Administrative expenses	8	**(79,759)**	(58,933)
Other operating expenses	8	**(238,427)**	(209,862)
Operating profit		**188,369**	142,721
Finance costs		**(32,851)**	(48,322)
Share of profit of associates		**64,317**	41,029
Profit before income tax		**219,835**	135,428
Income tax expense	10	**(52,304)**	(12,905)
Profit for the year		**167,531**	122,523
Attributable to:			
Equity holders of the Company		**150,990**	113,518
Minority interests		**16,541**	9,005
		167,531	122,523
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US cents per share)			
– basic	11	**6.14**	4.85
– diluted	11	**6.13**	4.84
Dividends	12	**65,251**	58,159

AUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(All amounts in US dollar thousands)

	Note	Attributable to equity holders of the Company				
		Share capital	Other reserves	Retained earnings/ (accumulated losses)	Minority interests	Total
Balance at 1 January 2004, as previously reported as equity		815,240	1,516,097	292,664	–	2,624,001
Balance at 1 January 2004, as previously separately reported as minority interests		–	–	–	305,515	305,515
Currency translation differences arising from adjustment of depreciation for hotel properties and amortisation of leasehold land	*2(i)*	–	38,601	–	397	38,998
Depreciation for hotel properties and amortisation of leasehold land, net of deferred income tax liabilities	*2(i)*	–	–	(486,086)	(37,636)	(523,722)
Revaluation surplus of investment properties to be recognised in income statement, net of deferred income tax liabilities	*2(i)*	–	(131,064)	131,064	–	–
Reversal of revaluation reserves for hotel properties, net of deferred income tax liabilities	*2(i)*	–	(519,382)	–	(79,123)	(598,505)
Balance at 1 January 2004, as restated		815,240	904,252	(62,358)	189,153	1,846,287
Currency translation differences		–	24,195	–	1,262	25,457
Net expenses recognised directly in equity		–	24,195	–	1,262	25,457
Profit for the year		–	–	113,518	9,005	122,523
Total recognised income for the year ended 31 December 2004		–	24,195	113,518	10,267	147,980

Issue of convertible bonds – equity component	2(iii)	–	20,075	–	–	20,075
Issue of shares upon share placement		174,110	–	–	–	174,110
Allotment of shares upon exercise of share options		22,195	–	–	–	22,195
Allotment of shares upon issue of scrip dividend		18,054	–	–	–	18,054
Payment of 2003 final dividend		–	–	(24,258)	–	(24,258)
Payment of 2004 interim dividend		–	–	(27,298)	–	(27,298)
Dividend paid to and equity acquired from minority interests		–	–	–	(8,119)	(8,119)
Disposal of partial interest in a subsidiary		–	–	–	4,133	4,133
Reclassification from minority interests to loans from minority shareholders		–	–	–	(7,715)	(7,715)
Transfer from retained earnings to other reserve		–	28	(28)	–	–
		214,359	20,103	(51,584)	(11,701)	171,177
Balance at 31 December 2004, as restated		1,029,599	948,550	(424)	187,719	2,165,444

The Group's retained earnings/ (accumulated losses) comprised:	
Company and subsidiaries	(271,002)
Associates	270,578
	(424)

	Note	Share capital	Other reserves	Retained earnings/ (accumulated losses)	Minority interests	Total
		Attributable to equity holders of the Company				
Balance at 1 January 2005, as previously reported as equity		1,029,599	1,696,818	382,566	–	3,108,983
Balance at 1 January 2005, as previously separately reported as minority interests		–	–	–	324,000	324,000
Currency translation differences arising from adjustment of depreciation for hotel properties and amortisation of leasehold land	*2(i)*	–	36,698	–	102	36,800
Depreciation for hotel properties and amortisation of leasehold land, net of deferred income tax liabilities	*2(i)*	–	–	(520,192)	(40,360)	(560,552)
Revaluation surplus of investment properties to be recognised in income statement, net of deferred income tax liabilities	*2(i)*	–	(139,693)	139,693	–	–
Reversal of revaluation reserves for hotel properties, net of deferred income tax liabilities	*2(i)*	–	(665,348)	–	(96,023)	(761,371)
Issue of convertible bonds – equity component	*2(iii)*	–	20,075	–	–	20,075
Increase in finance costs of convertible bonds	*2(iii)*	–	–	(2,491)	–	(2,491)
Opening adjustment for the adoption of HKAS 38	*2(iv)*	–	–	184,471	–	184,471
Opening adjustment for the adoption of HKAS 39	*2(v)*	–	–	(12,196)	–	(12,196)
Balance at 1 January 2005, as restated		1,029,599	948,550	171,851	187,719	2,337,719
Currency translation differences		–	2,504	–	(2,297)	207
Net expenses recognised directly in equity		–	2,504	–	(2,297)	207
Profit for the year		–	–	150,990	16,541	167,531
Total recognised income for the year ended 31 December 2005		–	2,504	150,990	14,244	167,738

Issue of shares upon conversion of convertible bonds – equity component	*6*	145,627	(13,953)	–	–	131,674
Allotment of shares upon exercise of share options	*6*	5,891	–	–	–	5,891
Granting of option shares – value of employee service	*2(ii)*	–	3,468	–	–	3,468
Payment of 2004 final dividend		–	–	(30,878)	–	(30,878)
Payment of 2005 interim dividend		–	–	(32,612)	–	(32,612)
Dividend paid to and equity acquired from minority interests		–	–	–	(11,437)	(11,437)
Equity injected from minority interests		–	–	–	282	282
Net change in equity loans from minority interests		–	–	–	58,369	58,369
		151,518	(10,485)	(63,490)	47,214	124,757
Balance at 31 December 2005		**1,181,117**	**940,569**	**259,351**	**249,177**	**2,630,214**
The Group's retained earnings/ (accumulated losses) comprised:						
Company and subsidiaries				(18,883)		
Associates				278,234		
				259,351		

Notes to the consolidated financial statements
(All amounts in US dollar thousands unless otherwise stated)

1. Basis of preparation and accounting policies

The accounting policies and methods of computation used in the preparation of these consolidated financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards and Interpretations (the "new HKFRS") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") which are effective for accounting periods commencing on or after 1 January 2005.

The consolidated financial statements have been prepared in accordance with the new HKFRS and comply with accounting standards issued by the HKICPA. They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, financial assets (excluding available-for-sale financial assets) and financial liabilities (including derivative financial instruments) and investment properties are stated at fair value.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out in note 2 below.

2. Changes in accounting policies

In 2005, the Group adopted the new HKFRS, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements. The adoption of the new HKFRS has the following major impacts on the Group's accounting policies and/or presentation of financial statements:

(a) The adoption of HKAS 1 "Presentation of Financial Statements" has affected the presentation of minority interests, share of net after-tax results of associates and other disclosures. In the consolidated balance sheet, minority interests are now shown within total equity. In the consolidated income statement, minority interests are presented as an allocation of the total profit or loss for the year.

(b) As specified by HKAS 40 "Investment Property", hotel properties were no longer to be accounted for as investment properties but should adopt HKAS 16 "Property, Plant and Equipment". The adoption of HKAS 16 has resulted in a change in accounting policy relating to hotel properties and retrospective application is required. Hotel properties were previously classified under investment properties and the changes in the valuation were dealt with in the investment properties revaluation reserves. In accordance with the provisions of HKAS 16, the underlying buildings and integral plant and machinery of a hotel property have been classified under property, plant and equipment and carried at cost less accumulated depreciation and impairment. The underlying freehold land of a hotel property has also been classified as property, plant and equipment and carried at cost less impairment while the underlying leasehold land of a hotel property is accounted for in accordance with the provisions of HKAS 17 "Leases".

(c) The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to operating leases and retrospective application is required. The up-front prepayments made for the leasehold land and land use rights are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. A lease of land and building is split into a lease of land and a lease of building in proportion to the relative fair values of the leasehold interests in the land element and the building element of the lease at the inception of the lease. The lease of land is stated at cost and amortised over the period of the lease whereas the building is stated at cost less accumulated depreciation. In prior years, the leasehold land of a hotel property was included as part of the hotel property while other leasehold land was classified under property, plant and equipment at cost less impairment.

(d) The adoption of HKAS 32 "Financial Instruments: Disclosures and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement" has resulted in a change in the accounting policy for recognition, measurement, derecognition and disclosure of financial instruments.

Under HKAS 32, convertible bonds issued are split into their liability and equity components at initial recognition by recognising the liability component at its fair value which is determined using a market interest rate for equivalent non-convertible bonds and attributing to the equity component the difference between the proceeds from the issue and the fair value of the liability component. The liability component is subsequently carried at amortised cost. The equity component is recognised in the convertible bonds reserve until the bond is either converted (in which case it is transferred to share premium) or the bond is redeemed (in which case it is released directly to retained earnings). In prior years, convertible bonds were stated at face value plus the accrued redemption premium. The redemption premium was accrued using effective interest rate method. The issuance costs incurred for the arrangement of convertible bonds were capitalised and amortised on a straight-line basis over the period of the convertible bonds. Retrospective application is required for adoption of HKAS 32.

Under HKAS 39, equity investments held on a continuing basis for an identifiable long-term purpose are classified as available-for-sale financial assets and are continued to be stated at cost less impairment as the fair value cannot be reliably measured. If there is objective evidence that an individual investment has been impaired, such impairment would be recognised in the income statement. Listed equity securities held for trading purpose are classified as financial assets held for trading and are continued to be stated at closing price with all realised and unrealised gains or losses to be recognised in the income statement. Long term receivables are classified as other receivables and are recognised initially at cost and subsequently measured at amortised cost using the effective interest method, less provision for impairment with changes in carrying value to be recognised in the income statement. All non-hedging derivative financial instruments entered are stated at fair value with changes recognised in the income statement. In prior years, equity investments for long term purpose were disclosed as long term investments and stated at cost less impairment through profit or loss. Listed equity securities held for trading purpose were disclosed as other investments and were stated at market value with changes to such value accounted through profit or loss. Long term receivables were stated at cost less impairment which, if any, was accounted through profit or loss. Derivative financial instruments entered were recognised on a cash basis. Prospective application is required for adoption of HKAS 39 by way of adjustments to the opening balance of retained earnings as at 1 January 2005. Comparative amounts have not been restated.

(e) The adoption of revised HKAS 40 has resulted in a change in the accounting policy for investment properties of which the changes in fair values are recorded in the income statement as part of other income and retrospective application is required. In prior years, the increases in fair value were credited to the investment properties revaluation reserves. Decreases in fair value were first set off against increases on earlier valuations on a portfolio basis and thereafter expensed in the income statement.

(f) The adoption of HKAS-Int 21 "Income Taxes – Recovery of Revalued Non-Depreciated Assets" has resulted in a change in accounting policy relating to the measurement of deferred income tax liabilities arising from the revaluation of investment properties. Such deferred income tax liabilities are measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use except for those under investment properties held on freehold land. In prior years, the carrying amount of all the investment properties were expected to be recovered through sale.

(g) The adoption of HKFRS 2 "Share-based Payments" has resulted in a change in the accounting policy for share-based payments. With effect from 1 January 2005, the Group recognises the fair value of share options granted as an expense in the income statement over the vesting period with a corresponding increase being recognised in an option reserve. The related option reserve is transferred to share capital and share premium, together with the exercise price, when the option holder exercises its rights. In prior years, no amount was recognised when options were granted. If the option holders chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option's exercise price receivable. The Group has taken advantage of the transitional provisions in HKFRS 2 under which the new recognition and measurement policies have not been applied to all options granted on or before 7 November 2002 as all the outstanding options as at 31 December 2004 were granted before 7 November 2002. Accordingly, only the cost of new share options granted in 2005 will be expensed in the income statement.

(h) The adoption of HKFRS 3 "Business Combinations", HKAS 36 "Impairment of Assets" and HKAS 38 "Intangible Assets" results in a change in the accounting policy for positive goodwill and negative goodwill and prospective application is required. Until 31 December 2004,

- positive goodwill was amortised on a straight line basis over its useful life of 15 years and was subject to impairment testing when there were indications of impairment; and
- negative goodwill was amortised over the weighted average useful life of 15 years of the non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the income statement as those expected losses were incurred.

In accordance with the provisions of HKFRS 3:

- the Group ceased amortisation of positive goodwill from 1 January 2005;
- accumulated amortisation as at 31 December 2004 has been deducted from the cost of positive goodwill;
- from the year ending 31 December 2005 onwards, positive goodwill will be tested annually for impairment, as well as when there is indication of impairment.
- in accordance with the transitional provisions in HKFRS 3, all negative goodwill was derecognised at 1 January 2005 with a corresponding increase in retained earnings.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

Effect of adopting new HKFRS

(i) The adoption of HKAS 16, revised HKAS 17, HKAS 40 and HKAS-Int 21 resulted in a decrease in opening retained earnings and other reserves at 1 January 2004 by US$355,022,000 and US$611,845,000, respectively.

	As at 31 December	
	2005	2004
Increase in property, plant and equipment	**1,337,670**	1,399,304
Increase in leasehold land and land use rights	**371,129**	379,516
Decrease in investment properties	**3,129,401**	3,129,401
Decrease in interest in associates	**141,591**	136,990
Increase in deferred income tax assets	**2,389**	2,389
Decrease in deferred income tax liabilities	**200,671**	200,059
Decrease in investment properties revaluation reserve	**599,555**	579,732
Decrease in share of investment properties revaluation reserves in associates	**241,572**	225,309
Increase in exchange fluctuation reserve	**36,698**	36,698
Decrease in minority interests	**141,467**	136,281
Decrease in retained earnings	**393,237**	380,499

	For the year ended 31 December	
	2005	2004
Increase/(decrease) in other gains	**26,410**	(2,319)
Increase in other operating expenses	**70,021**	50,345
Increase in share of profit of associates (net of tax)	**11,731**	11,060
Decrease in deferred income tax	**15,219**	14,067
Decrease in profit attributable to minority interests	**3,923**	2,060
Decrease in basic earnings per share (in US cents)	**0.518**	1.088
Decrease in diluted earnings per share (in US cents)	**0.517**	1.086

(ii) The adoption of HKFRS 2 resulted in:

	As at 31 December 2005
Increase in other reserves	**3,468**
Decrease in retained earnings	**3,468**

	For the year ended 31 December 2005
Increase in other operating expenses	**3,468**
Decrease in basic earnings per share (in US cents)	**0.141**
Decrease in diluted earnings per share (in US cents)	**0.141**

There was no impact on opening retained earnings at 1 January 2004 and 1 January 2005 from the adoption of HKFRS 2.

(iii) The adoption of HKAS 32 resulted in a decrease in retained earnings and an increase in other reserves as at 1 January 2005 by US$2,491,000 and US$20,075,000, respectively:

	As at 31 December	
	2005	2004
Increase in convertible bonds reserve	**6,122**	20,075
Decrease in retained earnings	**2,929**	2,491
Decrease in convertible bonds	**4,885**	20,199
Decrease in accounts receivables, prepayments and deposits	**639**	2,615
Increase in share capital	**1,053**	–

	For the year ended 31 December	
	2005	2004
Increase in finance costs	**438**	2,491
Decrease in basic earnings per share (in US cents)	**0.018**	0.106
Decrease in diluted earnings per share (in US cents)	**–**	–

(iv) The adoption of HKFRS 3 and HKAS 38 resulted in an increase in opening retained earnings at 1 January 2005 by US$184,471,000 and the details of the adjustments to the balance sheet at 31 December 2005 and profit and loss for the year ended 31 December 2005 are as follows:

	As at 31 December 2005
Increase in intangible assets	**179,059**
Increase in retained earnings	**179,059**

	For the year ended 31 December 2005
Increase in other operating expenses	**5,412**
Decrease in basic earnings per share (in US cents)	**0.220**
Decrease in diluted earnings per share (in US cents)	**0.220**

There was no impact on opening retained earnings at 1 January 2004 from the adoption of HKFRS 3.

(v) The adoption of HKAS 39 resulted in a decrease in opening retained earnings at 1 January 2005 by US$12,196,000 and the details of the adjustments to the balance sheet at 31 December 2005 and profit and loss for the year ended 31 December 2005 are as follows:

	As at 31 December 2005
Decrease in other receivables	**883**
Decrease in accounts payable and accruals	**3,512**
Increase in derivative financial instruments (liabilities)	**1,531**
Increase in retained earnings	**1,098**

	For the year ended 31 December 2005
Increase in other gains – net	**3,657**
Decrease in finance costs	**9,637**
Increase in basic earnings per share (in US cents)	**0.540**
Increase in diluted earnings per share (in US cents)	**0.539**

3. Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include estimated impairment of goodwill, income taxes and estimate of fair value of investment properties.

4. Sales and segment information

The Group owns and operates hotels and associated properties and provides hotel management and related services. Sales recognised during the year are as follows:

	2005	2004
Hotel Operation		
Room rentals	**430,897**	364,219
Food and beverage sales	**316,954**	280,022
Rendering of ancillary services	**59,062**	50,855
Hotel Management and related service fees	**16,444**	12,351
Property rentals	**18,646**	18,076
	842,003	725,523

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	–	hotel ownership, operation and management
Mainland China	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
The Philippines	–	hotel ownership, operation and management
Singapore	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
Thailand	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
Malaysia	–	hotel ownership, operation and management, golf club ownership and operation
	–	ownership and leasing of office, commercial and serviced apartments
Other countries	–	hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	–	ownership and operation of hotel business
Hotel management	–	provision of hotel management and related services
Property rentals	–	ownership and leasing of office, commercial and serviced apartments

Primary reporting format – geographical segments

Segment income statement
For year ended 31 December 2005 (US$ million)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	182.0	266.5	104.3	120.1	49.3	74.6	45.2	-	842.0
Inter-segment sales	5.5	12.1	6.1	3.0	2.7	2.2	1.1	(32.7)	-
Total	187.5	278.6	110.4	123.1	52.0	76.8	46.3	(32.7)	842.0
Result									
Segment results	9.0	50.6	18.5	32.3	19.0	13.1	15.8	-	158.3
Interest income									4.9
Dividend income									1.0
Net realised and unrealised gains on financial assets held for trading									7.5
Fair value gains on investment properties									26.4
Fair value gains on derivative financial instruments									3.5
Unallocated corporate expenses									(13.0)
Loss on disposal of associates									(2.9)
Gain on disposal of interest in subsidiaries									0.3
Gain on disposal of a hotel									2.4
Operating profit									188.4
Finance costs									(32.9)
Share of profit of associates	-	59.2	-	3.9	-	1.5	(0.3)	-	64.3
Profit before income tax									219.8
Depreciation of property, plant and equipment	(13.1)	(42.8)	(17.0)	(11.5)	(7.5)	(9.3)	(3.3)	-	(104.5)
Amortisation of leasehold land and land use rights	(1.9)	(5.3)	-	(0.6)	-	(0.3)	(0.3)	-	(8.4)
Capital expenditures for fixed assets	17.3	201.3	30.4	5.2	5.3	9.8	14.0	-	283.3

Segment balance sheet
As at 31 December 2005 (US$ million)

	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	291.1	1,362.7	413.3	634.1	167.0	336.6	114.1	(16.3)	3,302.6
Interest in associates	-	669.7	-	62.7	-	23.3	34.8	-	790.5
Unallocated assets									83.3
Intangible assets									86.7
Total assets									4,263.1
Segment liabilities	(63.4)	(94.2)	(26.4)	(20.5)	(10.7)	(16.1)	(17.9)	16.3	(232.9)
Unallocated liabilities									(1,400.0)
Total liabilities									(1,632.9)

Segment income statement
For the year ended 31 December 2004 (US$ million)

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	155.2	219.2	88.4	102.1	46.9	82.7	31.0	-	725.5
Inter-segment sales	5.3	10.4	4.8	2.5	2.1	2.4	0.8	(28.3)	-
Total	160.5	229.6	93.2	104.6	49.0	85.1	31.8	(28.3)	725.5
Result									
Segment results	5.7	49.7	13.5	25.3	17.1	5.6	5.4	-	122.3
Interest income									4.7
Dividend income									1.4
Net realised and unrealised gains on financial assets held for trading									20.9
Fair value losses on investment properties									(1.4)
Unallocated corporate expenses									(9.8)
Amortisation of negative goodwill									5.5
Loss on disposal of interest in a subsidiary									(0.9)
Operating profit									142.7
Finance costs									(48.3)
Share of profit of associates	-	35.0	-	3.8	-	2.9	(0.7)	-	41.0
Profit before income tax									135.4
Depreciation of property, plant and equipment	(10.9)	(33.6)	(15.1)	(12.1)	(7.1)	(9.2)	(2.9)	-	(90.9)
Amortisation of leasehold land and land use rights	(1.9)	(4.2)	-	(0.1)	-	(0.3)	(0.3)	-	(6.8)
Amortisation of negative goodwill									5.5
Capital expenditures for fixed assets	20.1	169.3	14.2	5.7	6.0	4.3	11.0	-	230.6

Segment balance sheet
As at 31 December 2004 (US$ million)

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	280.0	1,228.9	393.3	628.0	165.2	334.5	101.1	(10.0)	3,121.0
Interest in associates	-	492.6	-	59.8	-	39.0	35.0	-	626.4
Unallocated assets									81.7
Intangible assets									(109.0)
Total assets									3,720.1
Segment liabilities	(55.5)	(66.9)	(20.2)	(22.9)	(9.9)	(18.6)	(18.5)	10.0	(202.5)
Unallocated liabilities									(1,352.2)
Total liabilities									(1,554.7)

Secondary reporting format – business segments
For the year ended/as at 31 December 2005 (US$ million)

	Turnover	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	**430.9**			
– Food and beverage sales	**317.0**			
– Renderings of ancillary services	**59.1**			
	807.0	**153.6**	**2,861.2**	**281.1**
Hotel management	**49.1**	**(1.7)**	**38.9**	**2.1**
Property rentals	**18.6**	**6.4**	**418.8**	**0.1**
Elimination	**(32.7)**	**–**	**(16.3)**	**–**
	842.0	**158.3**	**3,302.6**	**283.3**
Interest in associates			**790.5**	**–**
Unallocated assets			**83.3**	**–**
Intangible assets			**86.7**	**–**
Total			**4,263.1**	**283.3**

For the year ended/as at 31 December 2004 (US$ million)

	Turnover	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	364.2			
– Food and beverage sales	280.0			
– Renderings of ancillary services	50.9			
	695.1	112.0	2,686.3	227.6
Hotel management	40.6	3.4	28.1	2.3
Property rentals	18.1	6.9	416.6	0.7
Elimination	(28.3)	–	(10.0)	–
	725.5	122.3	3,121.0	230.6
Interest in associates			626.4	–
Unallocated assets			81.7	–
Intangible assets			(109.0)	–
Total			3,720.1	230.6

5. Accounts receivables, prepayments and deposits

	2005	2004
Trade receivables	**43,294**	37,732
Prepayments and deposits	**30,579**	16,910
Account receivables	**17,801**	20,868
Consideration receivables from disposal of partial interest in a subsidiary	**39,488**	–
	131,162	75,510

(a) The fair value of the trade and other receivables are not materially different from their carrying value.

(b) A significant part of the Group's sales are by credit cards or against payment of deposits. The remaining amounts are with general credit term of 30 days. The Group has a defined credit policy. The ageing analysis of the trade receivables were as follows:

	2005	2004
0 - 3 months	**40,755**	35,013
4 - 6 months	**1,495**	1,418
Over 6 months	**1,044**	1,301
	43,294	37,732

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

6. Share capital

	No. of shares *('000)*	Amount: Ordinary shares	Amount: Share premium	Total
Authorised – Ordinary shares of HK$1 each				
At 31 December 2004 and 31 December 2005	5,000,000	646,496	–	646,496
Issued and fully paid – Ordinary shares of HK$1 each				
At 1 January 2005	2,404,292	310,588	719,011	1,029,599
Allotment of shares upon exercise of share options *(note (a))*	5,929	760	5,131	5,891
Issue of shares upon conversion of convertible bonds *(note (b))*	117,218	15,029	130,598	145,627
At 31 December 2005	**2,527,439**	**326,377**	**854,740**	**1,181,117**

(a) The following option shares at various exercise prices granted to option holders of the Company under the Executive Option Scheme and the New Option Scheme were exercised:

	Number of option shares issued				
In year 2005	**At HK$8.26 per option share**	**At HK$8.82 per option share**	**At HK$8.18 per option share**	**At HK$6.81 per option share**	**Total consideration**
January	232,224	204,439	203,763	1,284,000	1,813
February	–	163,821	–	380,000	517
March	127,084	96,911	–	152,000	377
April	–	96,911	–	398,000	457
May	800,000	–	–	–	847
June	180,000	–	67,921	113,000	361
July	290,280	387,644	–	150,000	877
August	233,196	77,528	–	–	335
September	290,280	–	–	–	307
For the year ended 31 December 2005	**2,153,064**	**1,027,254**	**271,684**	**2,477,000**	**5,891**

The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$11.68 (2004: HK$9.59).

(b) During the year, the following convertible bonds issued by a wholly owned subsidiary of the Company have been converted by the bondholders at a conversion price of HK$9.25 per ordinary share of the Company and the following ordinary shares have been issued:

Issue date of ordinary shares	Face value of convertible bonds	Number of new ordinary shares issued
February 2005	100	84,324
June 2005	37,743	31,826,521
July 2005	45,100	38,030,266
August 2005	54,365	45,842,906
September 2005	1,700	1,433,512
	139,008	117,217,529

Share options

Share options are granted to directors and to key employees. The exercise price of the granted options is equal to/higher than the closing price of the shares on the date of the grant. Options are conditional on the directors and employees completing one year's service (the vesting period). The options are exercisable starting one year from the grant date and the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The Company has two share option schemes: the Executive Option Scheme and the New Option Scheme. Movements in the number of outstanding option shares and their related weighted average exercise prices are as follows:

	For the year ended 31 December 2005		For the year ended 31 December 2004	
	Average Exercise price in HK$ per option share	**Number of option shares**	Average Exercise price in HK$ per option share	Number of option shares
At 1 January	**8.00**	**17,312,433**	7.78	41,127,845
Granted	**11.60**	**18,150,000**	–	–
Exercised	**7.75**	**(5,929,002)**	7.61	(22,754,139)
Lapsed	**10.32**	**(509,555)**	7.90	(1,061,273)
At 31 December	**10.26**	**29,023,876**	8.00	17,312,433

Outstanding option shares at the end of the year have the following expiry dates and exercise prices:

Expiry date	**Exercise price in HK$ per option share**	**Number of option shares as at 31 December 2005**	**31 December 2004**
Executive Option Scheme			
31 December 2004	8.82	**–**	104,555
30 April 2008	8.26	**3,686,712**	5,839,776
14 January 2010	8.82	**3,682,900**	4,710,154
14 January 2011	8.18	**1,494,264**	1,765,948
		8,863,876	12,420,433
New Option Scheme			
22 May 2005	6.81	**–**	75,000
28 May 2012	6.81	**2,340,000**	4,817,000
27 April 2015	11.60	**17,820,000**	–
		20,160,000	4,892,000

The fair value of each option granted during the year ended 31 December 2005 determined using the Black-Scholes valuation model was HK$3.0 (year ended 31 December 2004: nil). The significant inputs into the model were share price of HK$11.60 at the grant date, exercise price shown above, standard deviation of expected share price returns of 29.59%, expected life of options of 5 years, expected dividend yield of 1.84% and annual risk-free interest rate of 3.16%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last year.

According to the terms of the two option schemes, options on 60,000 shares with exercise price per share of HK$6.81, have been exercised subsequent to 31 December 2005 and up to the date of this announcement. Options on 210,000 shares with exercise price of HK$11.60 have lapsed subsequent to 31 December 2005 and up to the date of this announcement.

7. **Accounts payable and accruals**

	As at 31 December	
	2005	2004
Trade payables	**41,738**	35,026
Construction cost payable and accrued expenses	**190,058**	160,405
	231,796	195,431

At 31 December 2005, the ageing analysis of the trade payables were as follows:

	As at 31 December	
	2005	2004
0 - 3 months	**39,066**	33,213
4 - 6 months	**1,195**	708
Over 6 months	**1,477**	1,105
	41,738	35,026

8. **Expenses by nature**

Expenses included in cost of sales, marketing costs, administrative expenses and other operating expenses are analysed as follows:

	2005	2004
Depreciation of property, plant and equipment (net of amount capitalised of US$124,000 (2004: US$71,000))	**104,521**	90,903
Amortisation of leasehold land and land use rights	**8,387**	6,825
Amortisation of trademark and licences	**125**	–
Amortisation of negative goodwill	**–**	(5,506)
Employee benefit expenses	**228,850**	204,413
Cost of inventories sold or consumed in operation	**104,747**	92,923
Discarding of fixed assets due to redevelopment of a resort	**–**	5,187
Loss on disposal of fixed assets	**2,492**	1,706
Discarding of fixed assets due to renovation of hotels	**2,642**	6,913
Expenses on share options granted	**3,468**	–
Auditors' remuneration	**735**	663

9. Other gains – net

	2005	2004
Fair value gains/(losses) on investment properties	**26,410**	(1,393)
Available-for-sale financial assets:		
– (impairment losses)/reversal of impairment	**(74)**	87
Gains (realised and unrealised) on financial assets held for trading	**7,494**	20,902
Derivative financial instruments:		
– interest-rate swap contracts:		
transactions not qualifying as hedges	**3,539**	–
Loss on disposal of associates	**(2,925)**	–
Gains/(losses) on disposal of partial interests in subsidiaries	**340**	(926)
Gain on disposal of a hotel	**2,389**	–
Interest income	**4,940**	4,662
Dividend income	**1,008**	1,446
Others	**1,622**	1,248
	44,743	26,026

10. Income tax expense

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

	2005	2004
Current income tax		
– Hong Kong profits tax	**8,679**	4,962
– Overseas taxation	**28,922**	20,618
Deferred income tax	**14,703**	(12,675)
	52,304	12,905

Share of associates' taxation for the year ended 31 December 2005 of US$31,044,000 (2004: US$22,384,000) are included in the income statement as share of profits of associates.

11. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2005	2004
Profit attributable to equity holders of the Company	**150,990**	113,518
Weighted average number of ordinary shares in issue (thousands)	**2,460,837**	2,342,637
Basic earnings per share (US cents per share)	**6.14**	4.85

Diluted

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: convertible bonds and share options. The convertible bonds are assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense. For the share options a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the

subscription rights attached to outstanding share options. The number of shares calculated as above is increased by the number of shares that would have been issued assuming the exercise of the share options.

For the year ended 31 December 2005, all the share options issued under the Executive Option Scheme and all the share options under the New Option Scheme have the greatest dilution effect. For the year ended 31 December 2004, only the share options at exercise price of HK$6.81 per option share issued under the New Option Scheme have the greatest dilution effect.

	2005	2004
Profit attributable to equity holders of the Company	**150,990**	113,518
Weighted average number of ordinary shares in issue (thousands)	**2,460,837**	2,342,637
Adjustments for – share options (thousands)	**4,305**	2,392
Weighted average number of ordinary shares for diluted earnings per share (thousands)	**2,465,142**	2,345,029
Diluted earnings per share (US cents per share)	**6.13**	4.84

12. Dividends

	2005	2004
Interim dividend paid of HK10 cents (2004: HK9 cents) per ordinary share	**32,612**	27,298
Proposed final dividend of HK10 cents (2004: HK10 cents) per ordinary share	**32,639**	30,861
	65,251	58,159

At a meeting held on 4 April 2006, the directors proposed a final dividend of HK10 cents per ordinary share for the year ended 31 December 2005, this proposed dividend is not reflected as a dividend payable in these accounts but will be reflected as an appropriation of retained earnings for the year ending 31 December 2006.

13. Contingencies and charges over assets

(a) Contingent liabilities

As 31 December 2005, contingent liabilities of the Group were as follows:

(i) The Group executed proportionate guarantees in favour of banks for securing banking facilities granted to certain associates. The utilised amount of such facilities covered by the Group's guarantees for these associates amounts to US$30,385,000 (2004: US$25,265,000).

(ii) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$10,000,000 (equivalent to US$7,432,000) (2004: A$10,000,000).

(b) Charges over assets

As at 31 December 2005, bank loans of a subsidiary amounting to US$36,000 (2004: US$68,000) were secured by charges over certain motor vehicles of the subsidiary with net book values totalling US$93,000 (2004: US$112,000).

14. **Commitments**

The Group's capital expenditure committed at the balance sheet date but not yet incurred is as follows:

	2005	2004
Property, plant and equipment at existing properties		
Contracted but not provided for	**28,693**	32,009
Authorised but not contracted for	**36,771**	52,297
Development projects		
Contracted but not provided for	**324,531**	76,430
Authorised but not contracted for	**1,502,325**	1,155,190
	1,892,320	1,315,926

15. **Events after the balance sheet date**

(a) The Company issued the following new ordinary shares to holders of convertible bonds who have exercised the right of conversion at conversion price of HK$9.25 per ordinary share subsequent to 31 December 2005 and up to the date of this announcement:

Issue date of ordinary shares	**Face value of convertible bonds**	**Number of new ordinary shares issued**
Jan 2006	1,000	843,243
Feb 2006	400	337,296
Mar 2006	1,000	843,243
	2,400	2,023,782

(b) The Company issued a total of 60,000 new ordinary shares to share option holders who have exercised their rights to subscribe for shares of the Company subsequent to 31 December 2005 and up to the date of this announcement.

OPERATIONS REVIEW

The Group's business is organised into three main segments:

Hotel operation – Hotel ownership and operation

Hotel management – Provision of hotel management and related services to Group-owned hotels and to hotels owned by third parties

Property rentals – Ownership and leasing of office properties, commercial properties and serviced apartments

(a) Revenues

The Group's turnover from operations is derived principally from its hotels. The Group benefited from the continuing robust travel demand in Hong Kong and Mainland China, buoyant global tourism and business travel and the economic growth throughout the regions that the Group operates in. Both room and food and beverage revenues improved significantly. Overall weighted average annual occupancy of Group-owned hotels increased to 73% compared to 71% for 2004, while weighted average room yield ("RevPAR") registered a 16% year-on-year increase.

The performance of the Group's investment properties in Mainland China from which the Group derives the majority of its property rentals, continues to improve.

Hotel Operation

As at 31 December 2005, the Group has equity interest in 35 operating hotels, including the Portman Ritz-Carlton Hotel, Shanghai, and the Shangri-La Hotel, Surabaya (in which the Group has only 10% interest).

The key performance indicators of the Group's hotels on a combined basis are as follows:

	2005			2004		
Country	**Occupancy** *(%)*	**Weighted Average Transient Room Rate** *(US$)*	**RevPAR** *(US$)*	Occupancy *(%)*	Weighted Average Transient Room Rate *(US$)*	RevPAR *(US$)*
The People's Republic of China						
Hong Kong	**76**	**248**	**188**	71	207	157
Mainland China	**72**	**112**	**78**	72	99	72
Singapore	**81**	**123**	**98**	77	111	84
The Philippines	**77**	**110**	**85**	71	101	70
Malaysia	**73**	**74**	**54**	73	64	46
Thailand	**79**	**117**	**89**	81	111	87
Fiji	**77**	**123**	**105**	65	97	80
Indonesia	**51**	**103**	**48**	47	94	40
Myanmar	**47**	**34**	**15**	48	33	15

Notes:

(i) The RevPAR of hotels under renovation have been computed by excluding the number of rooms under renovation.

(ii) Performance indicators of 2004 for hotels in Malaysia had included Shangri-La's Rasa Sayang Resort & Spa, Penang, a resort closed down since 1 December 2004 for redevelopment. The performance of the Shangri-La Hotel, Surabaya has not been included in these indicators.

Overall, combined room rentals increased by 19% to US$618.5 million. Correspondingly, combined food and beverage revenue increased by 15%.

Hotel Management

The hotel management arm of the Group, SLIM International Limited and its subsidiaries (the "SLIM Group"), provides technical consultation and project management services for hotels under development or renovation and hotel management and marketing services for operating hotels. The SLIM Group has hotel management and/or technical consultation and project management services contracts in respect of all the Group's hotels with the exception of the Portman Ritz-Carlton Hotel, Shanghai. As at 31 December 2005, it also had hotel management contracts in respect of 12 other operating hotels and technical services and hotel management contracts in respect of 14 hotel projects owned by third parties in Australia, Macau, Mainland China, Malaysia, the Philippines, Taiwan, United Arab Emirates, Sultanate of Oman, Dubai, Seychelles, USA, Qatar, India and Canada.

Aided by the strong recovery of the hotels' business and successful signing of new contracts, the SLIM Group recorded a 33% increase in revenues on consolidation.

In 2005, the Group signed seven new hotel management contracts:

- Shangri-La Hotel, Seychelles (opening in late 2007)
- Traders Hotel, Macau (opening in early 2008)
- Shangri-La Hotel, Macau (opening in early 2008)
- Shangri-La Hotel, Bangalore, India (opening in mid 2008)
- Shangri-La Retreat & Spa, Bangalore, India (opening in mid 2008)
- Traders Hotel, Bangalore, India (opening in late 2008)
- Shangri-La Hotel, Chicago, USA (opening in early 2009)

The following hotels opened for business in 2005:

- Traders Fudu Hotel, Changzhou, Mainland China (on 3 January with 378 rooms)
- Shangri-La Hotel, New Delhi, India (on 14 September with 322 rooms)
- Traders Hotel, Kunshan, Mainland China (on 18 October with 300 rooms)
- Shangri-La's Barr Al Jissah Resort & Spa, Muscat, Oman (on 14 December with 302 rooms). Another wing of the resort comprising 194 rooms opened for business on 21 January 2006.

In January 2006, the Group signed a management agreement for a 340 rooms luxury hotel to be developed in Las Vegas, USA. The hotel is expected to open for business in early 2010.

The Group terminated the following management contracts:

- for a project in Haikou, Mainland China (in May 2005)
- Traders Hotel, Chennai, India (in November 2005)
- Shangri-La Dingshan, Nanjing, Mainland China (in January 2006)

Property Rentals

The Group's investment properties are located principally in Shanghai and Beijing and are owned by associated companies. The average yields in these two cities recorded an increase ranging from 4% to 23%. The Shangri-La Residences in Dalian recorded increase in yields of 13%.

In Singapore, the weighted average yields of serviced apartments increased by 10% and of the commercial space increased by 4%, with occupancy rates reaching 98%. Yields of office space, however, registered a decline of 4%.

In Bangkok, yields of office space registered an increase of 11%, supported by an increase in the occupancy rate, from 88% to 94%. The annual occupancy and monthly rate of the serviced apartments increased to 87% and US$18 per square meter.

In Kuala Lumpur, yields of office space decreased marginally by 3%, albeit yields of the serviced apartments increased by 9%.

On 1 May 2005, the Group's subsidiaries completed the agreement to dispose their entire shareholding in Johdaya Karya Sdn Bhd ("Johdaya") which owns a commercial and office complex in Johor Bahru.

(b) **Consolidated Profits**

Consolidated profits attributable to the equity holders of the Company for 2005 increased to US$151.0 million from US$113.5 million in 2004. The financial performance reflected the combined effects of the 16% increase in consolidated turnover, a 11.5 percentage point increase in the gross profit ratio and an increase of US$8.1 million in net income from non-operating items.

Financial indicators of the Group

	2005	2004
Return on Equity [Profit attributable to equity holders of the Company / Average equity attributable to equity holders of the Company]	**6.93%**	6.25%
EBITDA (in US$' 000) [Earnings before interest, tax, depreciation (including losses on disposal), amortisation and non-operating items]	**265,261**	222,723
EBITDA Margin [EBITDA/Sales]	**31.50%**	30.70%

(c) **Consolidated Net Asset Value and Gearing Ratio**

As at 31 December 2005, the Group's net asset value (total equity) increased to US$2,630.2 million from last year's US$2,165.4 million largely due to the issuance of 123,146,531 new shares to holders of share options and convertible bonds who have exercised their rights, adjustments required to negative goodwill under the new accounting standards and the profits for the year. The net borrowings to total equity ratio improved from 40.2% as at 31 December 2004 to 33.0%.

CORPORATE DEBT AND FINANCIAL CONDITIONS

The Group has satisfactorily complied with all covenants under its borrowing agreements.

The analysis of borrowings outstanding as at 31 December 2005 is as follows:

	Maturities of Borrowings Contracted as at 31 December 2005				
			Repayment		
(US$ million)	**Within 1 year**	**In the 2nd year**	**In the 3rd to 5th year**	**After 5 years**	**Total**
Borrowings					
Corporate bank loans	103.2	387.1	440.0	–	930.3
Project bank loans and overdrafts	49.4	20.3	69.3	14.0	153.5
Convertible bonds	–	–	59.2	–	59.2
Total	152.6	407.4	569.0	14.0	1,143.0
Undrawn but Committed facilities					
Bank loans and overdrafts	163.6	8.5	520.3	–	692.4

As at 31 December 2005, all the above borrowings were unsecured except the bank loan of a subsidiary amounting to US$36,000 (2004: US$68,000) which was secured by charges over certain motor vehicles of the subsidiary with net book values totalling US$93,000 (2004: US$112,000).

The currency-mix of the borrowings and cash and bank balances as at 31 December 2005 is as follows:

(US$ million)	**Borrowings**	**Cash and Bank Balances**
In Hong Kong dollars	897.5	30.5
In US dollars	162.2	83.2
In Renminbi	47.3	88.4
In Singapore dollars	–	13.8
In Philippine Pesos	–	6.6
In Malaysian Ringgit	36.0	3.9
In Thai Baht	–	34.8
In Fiji dollars	–	14.4
In other currencies	–	0.5
	1,143.0	276.1

The borrowings in Hong Kong dollars, Malaysian Ringgit and United States dollars (with the exception of the convertible bonds) are at variable rates of interest at spreads over HIBOR, Cost of Funds and SIBOR/LIBOR, respectively. The loans in Renminbi are at rates specified by The People's Bank of China from time to time.

As at 31 December 2005, of the Group's cash and bank balances, US$193.4 million (2004: US$116.1 million) were kept in Mainland China, Malaysia, Thailand, the Philippines, Myanmar and Fiji. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

TREASURY POLICIES

The treasury policies followed by the Group aim to:

(a) **Minimise Interest Risk**

This is accomplished in the loan re-financing and loan negotiation process. The Group closely monitors its loan portfolio and compares the interest margin under existing agreements against new offers and borrowing rates under different currencies.

During the year, the Group executed new corporate loan agreements to re-finance substantial portion of the loans drawn down/available under the earlier agreements which carried a higher interest rate. The subsidiary in Thailand executed a five-year bank loan agreement of Thai Baht 800 million to provide funding for the hotel project in Chiangmai.

The Group has also sought to hedge its medium term interest rate risk by entering into HIBOR and LIBOR interest rate swap contracts. The Group has entered into new five-year HIBOR interest swap contracts for an aggregate principal amount of HK$1,300 million, and seven-year HIBOR and LIBOR interest swap contracts for an aggregate principal amount of HK$2,560 million and US$100 million, respectively. As at 31 December 2005, the Group had outstanding contracts for an aggregate principal amount of HK$4,360 million at fixed interest rates ranging between 4.335% and 5.29% per annum, and US$100 million at fixed interest rate of 4.7% per annum. The interest cover continues through November 2012. Together with the convertible bonds outstanding, the Group has fixed its interest liability on 67% of its term loans outstanding.

(b) **Minimise Currency Risk**

The Group has an economic hedge in terms of currency risk to the extent that all the properties in Hong Kong, Mainland China, Singapore and Malaysia derive their revenue (and most of the expenses associated therewith) in local currencies. In addition, a substantial portion of the hotels' room revenues in the Philippines, Thailand and Indonesia are priced in United States dollars. Revenues in Indonesia are also immediately converted into United States dollars upon realisation, to the maximum extent possible.

The Group attempts to align the currencies of its loan portfolio with the currency mix of the Group's investments and revenues in various countries. Given the general expectations about the strengthening of the Renminbi and in compliance with directives issued by the foreign exchange regulatory authorities, some subsidiaries in Mainland China have contracted bank loan facilities partly in Renminbi and partly in Hong Kong dollars. As mentioned earlier, the Group has secured new corporate bank loans in dual-currencies to provide flexibility to switch the currency in the event of relative weakness of either currency. Moving forward, the Group plans to selectively increase the funding assistance provided to its subsidiaries in Mainland China in order to further reduce their Renminbi borrowings.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts upon consideration of the currency risks involved and the cost of obtaining such cover.

FINANCIAL ASSETS HELD FOR TRADING – TRADING SECURITIES

The Group continued to gradually dispose of its investment portfolio in trading securities. In 2005, this disposal for US$6.8 million recorded realised gains of US$1.0 million before adjustment for minority interests (US$1.0 million after minority interests). Dividend income from trading securities of US$1.0 million before adjustment of minority interests (US$0.9 million after minority interests) was recorded.

As at 31 December 2005, the market value of the Group's investment portfolio was US$37.8 million which included an unrealised gain of US$6.5 million before adjustment of minority interests (US$5.6 million after minority interests). The investment portfolio included 11,805,055 ordinary shares in the Company ("such SA shares") with a market value of US$19.7 million held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), one of the principal subsidiaries of the Group, which is listed on the Stock Exchange of Thailand. Such SA shares were held by the wholly owned subsidiary of SHPCL before the Company acquired a controlling interest in it in late 1999. The Company had undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose of all such SA shares to parties independent of the Kuok Group. The investment portfolio also included 6,072,968 ordinary shares in Kerry Properties Limited ("KPL") with a market value of US$16.1 million as at 31 December 2005. Subsequent to the year-end and up to the date of this announcement, the Group further disposed of part of its investment portfolio for US$1.9 million and recorded realised gains of US$0.4 million (both before and after adjustment of minority interests).

DEVELOPMENT PROGRAMMES

Construction work of the following hotels is progressing satisfactorily:

	Rooms	Projected Opening
In Mainland China		
Shangri-La Hotel, Pazhou, Guangzhou	728	Late 2006
Shangri-La Hotel, Chengdu	568	Early 2007
Shangri-La Hotel, Xian	397	Mid 2007
Shangri-La Hotel, Baotou	360	Mid 2007
Shangri-La Hotel, Huhhot	373	Mid 2007
Shangri-La Hotel, Qingdao (Phase II)	190	Late 2007
Shangri-La Futian, Shenzhen	550	Late 2007
Shangri-La Hotel, Wenzhou	360	Early 2008
Shangai-La Hotel, Ningbo	562	Early 2008
Shangai-La Hotel, Manzhouli	200	Mid 2008
In other countries		
Shangri-La Hotel & Spa, Chiangmai, Thailand	280	Mid 2007
Shangri-La Resort & Spa, Boracay, The Philippines	214	Early 2008

The construction of the hotel in Guilin, Mainland China is expected to commence in second half 2006 and to be completed in 2009. The 304-room Shangri-La's Rasa Sayang Resort & Spa, Penang, currently under redevelopment, is due to re-open in the last quarter of 2006.

In June 2004, the independent shareholders of the Company and KPL approved at their respective special general meetings, the entering into of the discloseable and connected transactions relating to the joint acquisition, ownership and development of four connected sites in Jingan District, Shanghai in which the Group and KPL will have an interest up to a maximum of 49% and 51%, respectively. It is intended to build a high-end composite development consisting of offices, high end retail and two luxury hotels. Each of the Group and KPL own a piece of land in the area. As at 31 December 2005, the Group and KPL have already acquired the entire interest in the other two parcels of land. In respect of the land which was held by a subsidiary in which the Group originally has 99% equity interest, 50.5% interest thereof has also been disposed to KPL. It is expected that development would commence in the second half of 2006 after KPL transfers 48.5% out of its 99% interest in its land to the Group and the local party transfers its remaining 1% interest in two pieces of land equally to the Group and KPL. The maximum total investment in the entire project is not expected to exceed US$700 million. Phase I of this project is expected to be completed in 2010.

The Group entered into a joint venture agreement in January 2005 to develop a mixed-use complex in Ulaanbaatar, Republic of Mongolia and has identified a land to build an office tower. Ground work has commenced and the building is expected to be completed in 2008. The project company is now identifying a suitable piece of land for hotel development. The Group will have 60% equity interest in this project.

In February 2005, the Group entered into an operating lease agreement for a Shangri-La hotel at London Bridge Tower, scheduled to open in late 2010. This marks the Group's foray into the European market. The hotel will be the first new-build five-star hotel to open in the Central London area in over a decade. Designed by the acclaimed architect Renzo Piano, the iconic 310 meter tall, 70-storey London Bridge Tower is situated on the South Bank of the Thames River, minutes from the City of London, easily accessible to

Canary Wharf and close to key tourist attractions, making it an ideal location both for business and leisure travellers. The deluxe, 195-room, 18-floor Shangri-La will occupy floors 34 to 52 of the Tower. The Tower will have direct access to a key transport interchange providing extensive mainline railway, bus and underground stations. The Group's investment for fit-out costs and pre-opening expenses is estimated at US$40 million and will be largely incurred in 2009.

In June 2005, the Group accepted the invitation of the Government of the Republic of Maldives (the "Maldivian Government") and entered into a joint venture agreement to develop a luxury resort in the Island of Villingili in Addu Atoll. This resort will open for business with 90 rooms in early 2008. The Group has 70% equity interest in this project with the balance 30% owned by the Maldivian Government. As disclosed in the 2004 annual report, the Group originally only had a management contract to develop the resort but having assessed the business potential, it decided to invest in the project's equity capital.

In January 2006, the Group acquired the entire interest in the historic palace of Prince Roland Bonaparte at a consideration of EUR 92 million. It plans to convert it to a 140 deluxe guestrooms Shangri-La Hotel, Paris in late 2008, making the Group's European debut. Located at 10, avenue d'Iena, near the Trocadero, the building offers some of the city's finest views of the River Seine and the Eiffel Tower, which is a 15-minute walk away. The historic and architectural integrity of the building exterior will be maintained and the Group will work with top interior designers to renew and enhance the inner space.

In February 2006, the independent shareholders of the Company, at its special general meeting, approved the entering into of connected transactions with KPL and Allgreen Properties Limited ("Allgreen") (both connected persons to the Company) relating to the establishment of a joint venture company in Pudong, Shanghai to acquire a piece of prime land located adjacent to the Shanghai New International Expo Centre for a mixed-use development which is currently intended (subject to market conditions) to comprise a hotel, offices, serviced suites/serviced apartments, commercial and related ancillary facilities. The Group will have an interest of 23.2% in the joint venture company. Construction work will commence in the second half 2006 after securing necessary local approvals and is expected to be completed in late 2009. The total investment in the entire project is not expected to exceed US$590 million.

The estimated funding required directly at the corporate level for all the new projects is currently estimated at US$756 million and will be mainly financed by existing surplus cash on hand, operating fund flows and available borrowing facilities. Joint venture partners and locally contracted project loans will provide the balance of funds required for these developments.

The Group's "CHI" spa has been well received by the market since its debut at the Shangri-La Hotel, Bangkok in July 2004. Designed to create a sanctuary of tranquility inspired by the legend of "Shangri-La", the CHI spa features some of the largest and most luxurious private suites and villas in the hotel sector. CHI spas offer a range of specialised therapies based on Chinese and Himalayan healing traditions, philosophies and rituals. The essence of "CHI" symbolises Shangri-La's definition of a complete well-being concept within an Asian context. The "CHI" spa village at Shangri-La's Mactan Island Resort & Spa, Cebu and the CHI spa at the Pudong Shangri-La, Shanghai opened for business in June 2005 and October 2005, respectively. There are at present plans for more than ten CHI spas to be introduced in various hotels and resorts managed by the Group over the next few years.

Over the past few years, nearly all of the Group's flagship hotels have been fully renovated and are positioned to benefit from the upturn in business. Nevertheless, there are still some renovations being undertaken by some of the Group's subsidiaries which will involve capital expenditure of approximately US$65 million. This expenditure will be financed mainly from operating cash flows of the individual hotels, supplemented by locally contracted short-term bank loans, where appropriate.

SALE OF NON-CORE ASSETS

The Group intends to sell all those assets that it considers "non-core" at favourable prices as and when suitable opportunities arise.

On 1 May 2005, the Group's subsidiaries completed a conditional sale and purchase agreement entered in May 2004 to dispose of their entire shareholding in Johdaya, which owns a commercial and office complex in Johor Bahru, Malaysia. This disposal of 27 million shares of Johdaya at a price of RM2.43 per share provided extra funds to finance the Group's capital expenditure commitments. The Group's effective interest in Johdaya was 35.83% as at 30 April 2005. The Group recorded a net loss on disposal of US$2.1 million (after adjustment of minority interests).

In December 2005, the Group's subsidiary also completed the disposal of the Fiji Mocambo, Nadi and recorded a net gain on disposal of US$1.7 million (after adjustment of minority interests).

MANAGEMENT CONTRACTS

The Group has embarked on a rapid pace of expansion by also entering into management contracts for third-party-owned hotels that do not require capital commitment. Four new hotels opened for business in 2005 and the total number of operating hotels under management contracts increased to 11 with 3,614 rooms, after excluding the Shangri-La Dingshan, Nanjing the management contract in respect of which was terminated in January 2006.

In addition, the Group has contracts on hand for development of 15 new hotels as at the date of this announcement. These represent an inventory of 6,009 rooms. The development projects are located in Macau (2 hotels), Doha (Qatar), Kuala Lumpur, Vancouver, Chicago, Las Vegas, Seychelles, Bangalore (India) (3 hotels), Suzhou, Dongguan, Sunny Bay – Sanya, and Urumqi (all in Mainland China).

In late 2005, the Group acquired the trademarks and licences from an independent third party thus enabling it to provide hotel management and related services in the USA under the "Shangri-La" and "Traders" brand names.

The Group continues to review proposals it receives for management opportunities and intends to secure contracts in locations/cities which it considers to be of long-term strategic interest.

MANAGEMENT STRATEGIES

General

The Asia-Pacific region, and in particular Mainland China, which clearly presents tremendous opportunities for continuing growth, remain the Group's main focus for business and capital investments. The Group has been committed to the Mainland China market since opening its first hotel in Hangzhou, in 1984. Currently, the Group has equity interests in 18 hotels and manages 2 hotels in Mainland China with an inventory 9,816 rooms. In 2005, the Group was recognised for its contributions to the hotel industry in Mainland China and conferred the first annual "China Hotel Industry Pioneer Award" during the

China Hotel Development and Financing Seminar in Beijing which was jointly organised by an eminent firm of hospitality industry consultants and the China Tourist Hotels Association. The Group will continue to expand the number of properties that it owns and operates in Mainland China and also selectively enter into management contracts for third-party-owned hotels.

Mainland China's economic fundamentals continue to be sound and the progressive relaxation of travel restrictions, coupled with rising urban incomes, is helping to create a boom in domestic and outbound travel. Foreign visitor arrivals continue to increase at around 8% per annum. The Group's plans for expansion are therefore timed to capitalise fully on Mainland China's economic advancement as well as specific developments including the country's entry into the World Trade Organization, Beijing's role as host of the 2008 Olympics and Shanghai as host of the World Expo 2010.

Where appropriate, this strategy would involve participation in the development of large scale mixed-use property complexes (i.e. office, residential, serviced apartments, hotels and retail) in major cities. Taking into account the investment commitment and with a view to benefiting from synergies inherent in such developments, the Group has already participated in a few composite developments in conjunction with KPL and/or Allgreen. Both KPL and Allgreen are significant property groups and have experience and expertise in developing and managing large scale mixed-use property projects. The Group considers that this mode of partnership may be adopted for large scale high-end mixed-use property projects in future, where appropriate.

With a view to further diversifying its portfolio, heightening the global awareness of the Group's brand name and, improving returns to shareholders, the Group is also steadily expanding in its youngest markets, South Asia and the Middle East, and has taken steps to plant the Shangri-La flag in key European and North American gateway cities.

The Group has set up development offices in Beijing and Dubai to facilitate execution of the development strategy in Mainland China and the Middle East/South Asia respectively.

Prospects

The operating performance of the hotels during the year has been encouraging. The Group's average RevPAR increased 16%, mainly from improving average room rates. The pricing momentum witnessed in 2005 has been maintained in the first quarter of 2006. This will help the Group to further improve its operating profit margins. Barring any major adverse developments in the global or regional economic situation, the Group remains optimistic about its financial performance in 2006.

HUMAN RESOURCES

The number of employees in the Group continues to increase. As of 31 December 2005, the Company and its subsidiaries had approximately 18,400 employees. Salaries and benefits, including provident fund, insurance and medical cover, housing and share option schemes are maintained at competitive levels and bonuses are awarded based on individual performance as well as the financial performance of business units.

The Board's remuneration committee reviews matters relating to the compensation and the incentives proposed for senior management and executive directors.

Employee satisfaction and morale remains high. This is indicated by the Group's low staff turnover rate relative to industry norms.

People Development

The Shangri-La Academy in Beijing which opened in December 2004, saw a total of 700 service and supervisory level employees graduating from its four core certificate programs and its diploma program. The Shangri-La Academy will continue to accelerate and intensify employee training in keeping with the Group's expansion, especially in Mainland China where the workforce is expected to double to 20,000 in four years' time. The establishment of this Academy is integral to the Group's efforts at standardising the delivery of its brand promise throughout its network of hotels worldwide.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the year ended 31 December 2005.

CORPORATE GOVERNANCE

The Company has always recognised the importance of transparency in governance and accountability to shareholders. The Board of Directors believes that shareholders can maximise their benefits from good corporate governance. Therefore, the Company continuously reviews its corporate governance framework to ensure that it aligns with generally acceptable practices and standards.

During the year ended 31 December 2005, the Company has met the code provisions (those which became effective for the accounting period commencing 1 January 2005) as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules"), except that the Company has not appointed a chief executive officer since Mr. Giovanni Angelini is already, and has been since 1999, a chief executive officer of Shangri-La International Hotel Management Limited, which administers on a day-to-day basis the hotel business which accounts for a substantial portion of the Group's business interests. It therefore considers it unnecessary to appoint a chief executive officer of the Company. As for the management of the Board of Directors of the Company, this is a function already performed by Mr. Kuok Khoon Loong, Edward as the Chairman of the Board of Directors of the Company. The Board of Directors of the Company considers that this structure will not impair the balance of power and authority between the Board and the Management.

The Board of the Company meets at least four times a year at quarterly intervals and meets more frequently as and when required. Mr. Angelini, being an Executive Director of the Company, reports to the Board of Directors of the Company on the Group's affairs. The Board of Directors of the Company believes that this structure is conducive to strong and consistent leadership, enabling the Company to make and implement decisions promptly and efficiently.

SECURITIES TRANSACTIONS BY DIRECTORS

The Board of Directors of the Company has adopted the Model Code as set out in Appendix 10 of the HK Listing Rules as the Code for Securities Transactions by Directors of the Company (the "Securities Dealing Code"). The Company has made specific enquiry of all Directors who confirmed compliance with the required standard set out in the Securities Dealing Code during the year ended 31 December 2005.

REGISTERS OF MEMBERS

The registers of members will be closed from Friday, 19 May 2006, to Wednesday, 24 May 2006, both dates inclusive. To qualify for the proposed final dividend, all share transfers must be lodged with the Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on Thursday, 18 May 2006.

ANNUAL GENERAL MEETING

The forthcoming Annual General Meeting of the Company will be held on Wednesday, 24 May 2006.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 4 April 2006

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purpose only*